CHELSEA OIL & GAS LTD.

CHELSEA OIL & GAS LTD. ANNOUNCES FILING OF 2015 FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

Calgary, ALBERTA, (April 29, 2016) – Chelsea Oil & Gas Ltd. ("Chelsea") (OTCQB: COGLF) announces that it has filed its audited consolidated financial statements and accompanying notes for the years ended December 31, 2015, 2014 and 2013, and its related management's discussion and analysis with applicable Canadian securities regulatory authorities. Copies of these documents may be obtained through the Internet on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

For further information contact:

Chelsea Oil & Gas Ltd.
+1 (403) 457 1959
info@chelseaoilandgas.com
www.chelseaoilandgas.com